Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
China Unicom System Integration Limited Corporation	China	100%
China Information Technology Designing & Consulting Institute Company Limited	China	100%
China Unicom Information Navigation Company Limited	China	100%
Unicompay Company Limited	China	100%
China Unicom Online Information Technology Company Limited	China	100%
Unicom Cloud Data Company Limited	China	100%
Unicom Innovation Investment Company Limited	China	100%
Unicom Group Finance Company Limited	China	91%
China Unicom Video Technology Co., Ltd.	China	100%
Unicom Big Data Co., Ltd.	China	100%
China Unicom Internet of Things Corporation Limited	China	100%
China Unicom Leasing Co., Ltd.	China	100%
China Unicom Smart Connection Technology Company Limited	China	100%
China Unicom Global Limited	Hong Kong	100%